Exhibit 19.1

INSIDER TRADING POLICY

OF

GLOBAL PARTNERS LP

Effective as of February 27, 2025

This Insider Trading Policy (this “Policy”) sets forth the policies of Global GP LLC with respect to transactions by the employees, officers and directors of Global GP LLC, Global Partners LP (the “Partnership”) and their subsidiaries (collectively, the “General Partner”),  in the securities of the Partnership, such as common units, options to buy or sell securities, warrants, convertible securities and debt securities, as well as derivative securities relating to the Partnership’s securities, such as exchange-traded options, and under certain circumstances transactions in the securities of other companies.  The people to whom this Policy applies are referred to in this Policy as “insiders.”  You should read this Policy carefully and ask questions of the Partnership’s Insider Trading Compliance Officer listed below:

Sean T. Geary, Esq.

Chief Legal Officer and Secretary

Global GP LLC

P.O. Box 9161

800 South Street, Suite 500

Waltham, Massachusetts 02454-9161

(781) 398-4205

The Partnership reserves the right to amend or rescind this Policy or any portion of it at any time and to adopt different policies and procedures at any time.  This Policy must be strictly followed. If a law conflicts with this Policy, you must comply with the law.

I.	GENERAL POLICY

This Policy prohibits insiders from transacting or tipping either directly or indirectly others who may transact in the securities of the Partnership while in possession of Material Nonpublic Information about the Partnership.  These transactions are commonly referred to as “insider trading.”

A.	Transacting on Material Nonpublic Information

Except as otherwise specified in this Policy, no insider or Related Person shall, directly or indirectly, engage in any transaction involving the Partnership’s securities, including any offer to purchase or offer to sell or giving any gift of the Partnership’s securities1, during any period commencing with the date that such person is aware of Material Nonpublic Information concerning the Partnership, and ending two full Trading Days following the date of public disclosure of the Material Nonpublic Information, or at the time that the information is no longer material.

B.	Tipping Others of Material Nonpublic Information

No insider shall, directly or indirectly, disclose or tip Material Nonpublic Information about the Partnership to any other person (including Related Persons) where such Material Nonpublic Information may be used by such person to his or her profit by transacting in the securities of the Partnership, nor shall an insider or Related Person, directly or indirectly, make recommendations or express opinions on the basis of Material Nonpublic Information about the Partnership as to transacting in the Partnership’s securities.  Insiders are not authorized to recommend transactions in the Partnership’s securities to any other person (other than Related Persons) regardless of whether the insider is in possession of Material Nonpublic Information about the Partnership.

C.	Confidentiality of Material Nonpublic Information

Material Nonpublic Information relating to the Partnership is the property of the Partnership and the unauthorized disclosure of such Material Nonpublic Information is prohibited.  If any officer, director or employee of the General Partner, the Partnership or their subsidiaries receives any inquiry from outside, such as a securities analyst, for information (particularly financial results and/or projections) that may be Material Nonpublic Information relating to the Partnership, the inquiry should be referred to the Chief Financial Officer or the Chief Legal Officer of the General Partner, who is responsible for coordinating and overseeing the release of such information to the investing public, securities analysts and others in compliance with applicable laws and regulations.

D.	Information Regarding Other Companies

This Policy also applies to Material Nonpublic Information relating to the Partnership’s customers, vendors or suppliers and companies involved in a potential transaction or business relationship with the Partnership (“business partners”), when such Material Nonpublic Information is obtained in the course of employment or association with the General Partner, the Partnership or any of their subsidiaries.  All insiders should treat Material Nonpublic Information about the Partnership’s business partners with the same care required with respect to Material Nonpublic Information related directly to the Partnership.

II.	DEFINITIONS AND EXPLANATIONS

1 GLP: The SEC has stated a policy position that “gifts” (including estate planning transactions and charitable contributions) may constitute insider trading. This means that gifts may need to take place in open windows, or that donors may need to adopt a Rule 10b5-1 plan during open windows for their gifts of the Partnership’s securities.

A.	Material Nonpublic Information
1.What information is “Material”?

It is not possible to define all categories of material information.  However, information should be regarded as material if there is a substantial likelihood a reasonable investor would consider the information as significantly altering the total mix of information available.  Thus, information may be material if it is likely that a reasonable investor would consider it important in deciding whether to buy, hold or sell a security.  Information that could reasonably be expected to affect the price of a company’s securities is almost always material.  It is also important to remember that either positive or negative information may be material.

While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material.  Examples of such information may include:

•	Financial results (quarterly, annual or otherwise)
•	Projections of future earnings or losses
•	Significant regulatory development
•	A pending or proposed merger
•	A corporate crisis (including, for example, a significant data breach or cybersecurity breach or attack)
•	Significant acquisition or disposition
•	Gain or loss of a substantial customer or supplier
•	Distributions and changes in distribution policy
•	Contract announcements of a significant nature
•	Equity or debt offerings
•	Sales of securities by affiliates
•	Significant litigation exposure due to actual or threatened litigation
•	Changes in personnel, particularly senior management and directors
•	Changes in credit ratings
•	Financial liquidity problems or impending bankruptcy

The above list is for illustrative purposes only.  If your securities transactions become the subject of scrutiny, they will be viewed after-the-fact with the benefit of hindsight.  As a result, before engaging in any securities transaction, you should consider carefully how Securities and Exchange Commission regulators and others might view your transaction in hindsight with all of the facts disclosed.

2.What information is “Nonpublic”?

Nonpublic information is information that has not been previously disclosed to the general public and is otherwise not generally available to the investing public.  In order for information to be considered “public,” it must be widely disseminated in a manner making it generally available to the investing public and the investing public must have had time to absorb the information fully.  Generally, you should allow two full Trading Days following the date of public disclosure of Material Nonpublic Information as a reasonable waiting period before information is deemed to be public.  Depending on the particular circumstances, the Partnership may determine that a longer or shorter period should apply to the release of Material Nonpublic Information.

B.Related Person

As used herein, with respect to any insider, “Related Person” means

•	Any partnerships, trusts, estates and other entities that an insider controls;
•	Any family member living in the insider’s household (including child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law (including adoptive relationships)) and anyone else living in the insider’s household; and
•	Any family member who does not live in the insider’s household but whose transactions in Partnership securities are otherwise directed by the insider or subject to the insider’s influence or control (such as parents or children who consult with the insider before transacting in Partnership securities).

C.Trading Day

As used herein, the term “Trading Day” shall mean a day on which national stock exchanges are open for trading.  A Trading Day begins at the time trading begins on such day.

III.	TRADING GUIDELINES AND REQUIREMENTS

A.Scheduled and Unscheduled Restrictive Periods

Except as set forth in Section III.C., all directors, executive officers and certain other employees identified by the General Partner and who have been notified that they have been so identified (the “Window Group”) are prohibited from transacting in Partnership securities during the period beginning at the close of business on the twenty-fifth (25th) day of the third month of each fiscal quarter and ending two full Trading Days following the date of public disclosure of the financial results for that quarter (the “Scheduled Restrictive Period”).  Insiders who have not been identified as being in the Window Group should adhere to the general prohibitions set forth in this Policy.  Insiders who have not been identified as being in the Window Group and notified of the Scheduled Restrictive Period must comply with the Scheduled Restrictive Period whether or not they receive a reminder of the commencement of each Scheduled Restrictive Period.

From time to time, the Partnership may also prohibit some or all of the directors, officers and employees from transacting in securities of the Partnership or the securities of another company because of developments known to the Partnership and not yet disclosed to the public (the “Unscheduled Restrictive Period”).  In such event, the Insider Trading Compliance Officer will notify the affected persons, and those persons, except as set forth in Section III.C., may not engage in any transaction involving the securities of the Partnership or the other specified company, as applicable, until the Insider Trading Compliance Officer notifies them that the Unscheduled Restrictive Period is over.  In addition, any person made aware of the existence of an

Unscheduled Restrictive Period should not disclose the existence of the Unscheduled Restrictive Period to any other person (outside of those subject to the Unscheduled Restrictive Period).

Transacting in the Partnership’s securities outside of a Scheduled or Unscheduled Restrictive Period should not be considered a “safe harbor,” and all directors, officers and employees should use good judgment at all times.

B.Special and Prohibited Transactions

The Partnership has adopted policies regarding the following special and prohibited transactions:

1.Purchases of Partnership Securities on Margin.  Any securities of the Partnership purchased in the open market should be paid for in full at the time of purchase.  Purchasing the Partnership’s securities on margin (e.g., borrowing money from a broker or other third party to fund the  purchase) is strictly prohibited by this Policy.
2.Short Sales of Partnership Securities.  Selling the Partnership’s securities short is strictly prohibited by this Policy.  Selling short is the practice of selling more securities than you own.

3.Hedging Transactions and Other Transactions Involving Partnership-based Derivative Securities.  Hedging or monetization transactions, whether direct or indirect, involving the Partnership’s securities are strictly prohibited by this Policy, regardless of whether such insiders are in possession of Material Nonpublic Information.  “Hedging” includes entering into any financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds), or otherwise engaging in any transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of the Partnership’s securities.

Transactions involving Partnership-based derivative securities are prohibited by this Policy, whether or not such insiders are in possession of Material Nonpublic Information. “Derivative securities” are options, warrants, unit appreciation rights, convertible notes or similar rights whose value is derived from the value of an equity security, such as Partnership units.  Transactions in derivative securities include, but are not limited to, trading in Partnership-based option contracts, transactions in straddles or collars and writing or buying puts or calls.  Transactions in debt that may be convertible into Partnership equity would also constitute a transaction in derivative securities prohibited by this Policy.

4.Pledges of Partnership Securities.  Directors and executive officers are prohibited from pledging Partnership securities as collateral.  For all other insiders, pledging Partnership securities as collateral shall require pre-approval from the Insider Trading Compliance Officer.
5.Standing and Limit Orders.  Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 Plans) should be used only for a very brief period of time.

C.Exceptions

Except for the mandatory pre-clearance applicable to the Pre-Clearance Group as set forth herein and as otherwise specifically noted, this Policy does not apply in the case of the following transactions:

1.Unit Options and Other Unit-Based Compensation.  This exception applies to the exercise or settlement of an employee unit option or other unit-based compensation acquired pursuant to the Partnership’s plans, or to the exercise of a tax withholding right or net settlement pursuant to which the Partnership withholds units subject to an option to satisfy tax withholding requirements or the exercise price.  This exception does not apply, however, to any sale of unit in the market as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.
2.Restricted Unit Awards.  This exception applies to the grant or vesting of an award of restricted unit, or the exercise of a tax withholding right pursuant to which the insider elects to have the Partnership withhold units to satisfy tax withholding requirements upon the vesting of any restricted unit.  The exception does not apply, however, to any market sale of restricted unit.
3. 401(k) Plan.  This exception applies to purchases or sales of Partnership securities in the Partnership’s 401(k) plan resulting from an insider’s periodic contribution of money to the plan pursuant to the insider’s payroll deduction election.  This exception does not apply, however, to certain elections the insider may make under the 401(k) plan, including:

(a)an election to increase or decrease the percentage of the insider’s periodic contributions that will be allocated to the Partnership unit fund;

(b) an election to make an intra-plan transfer of an existing account balance into or out of the Partnership unit fund;

(c) an election to borrow money against the insider’s 401(k) plan account if the loan will result in a liquidation of some or all of the insider’s Partnership unit fund balance; and

(d) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Partnership unit fund.

4.Employee Unit Purchase Plan.  This exception applies to purchases of Partnership securities in the employee unit purchase plan resulting from the insider’s periodic contribution of money to the plan pursuant to the election the insider made at the time of the insider’s enrollment in the plan.  This exception also applies to purchases of Partnership securities resulting from lump sum contributions to the plan, provided that the insider elected to participate by lump sum payment at the beginning of the applicable enrollment period.  This exception does not apply, however, to the insider’s election to participate in the plan for any enrollment period, and to the insider’s sales of Partnership securities purchased pursuant to the plan.
5.Automatic Reinvestment of Distributions.  This exception applies to the automatic reinvestment of distributions paid on Partnership securities.  This exception does not apply, however, to (i) voluntary, additional purchases of Partnership securities resulting from automatic reinvestment of distributions, (ii) the insider’s election to participate in automatic reinvestment of distributions, and (iii) the insider’s election to increase or decrease the insider’s level of automatic reinvestment of distributions.
6.Diversified Mutual Funds.  This exception applies to transactions in diversified mutual funds that are invested in Partnership securities.
7.Rule 10b5-1 Plans.  This exception applies to transactions made pursuant to a “Rule 10b5-1 Plan.”  A Rule 10b5-1 Plan is a written plan for transacting in the Partnership securities that, at the time it is adopted or modified, conforms to all of the requirements of Rule 10b5-1 as then in effect.  Members of the Window Group  must obtain authorization from the Insider Trading Compliance Officer (or by the Chief Financial Officer if the person seeking preclearance is the Insider Trading Compliance Officer) before entering into or modifying a Rule 10b5-1 Plan.
8.Other Approved Transactions.  This exception applies to any transaction specifically approved in advance by the Insider Trading Compliance Officer (or the Chief Financial Officer if the person engaging in the transaction is the Insider Trading Compliance Officer).

D.Mandatory Pre-Clearance for the Pre-Clearance Group

The General Partner has determined that some or all of its directors, officers, and others as identified by the General Partner and who have been notified that they have been so identified (collectively, the “Pre-Clearance Group”) must not transact in the Partnership’s securities, even outside of a Scheduled or Unscheduled Restricted Period, without first complying with the “pre-clearance” process.  Each member of the Pre-Clearance Group should contact the Insider Trading Compliance Officer (or by the Chief Financial Officer if the person seeking preclearance is the Insider Trading Compliance Officer) prior to commencing any transactions in the Partnership’s securities other than those to which the pre-clearance process does not apply as set forth in Section III.C.  Pre-Clearance Group members must obtain written clearance (which may include clearance via email) from the Insider Trading Compliance Officer (or by the Chief Financial Officer if the person seeking preclearance is the Insider Trading Compliance Officer); oral pre-clearance is not sufficient.  Members of the Pre-Clearance Group that receive permission to engage in a transaction from the Insider Trading Compliance Officer (or the Chief Financial Officer, as applicable) must complete their transaction within (i) five Trading Days or (ii) such shorter or longer period as is designated by the Insider Trading Compliance Officer (or by the Chief Financial Officer if the person seeking preclearance is the Insider Trading Compliance Officer), or make a new request for clearance.

Please note that clearance of a proposed transaction by the Insider Trading Compliance Officer does not constitute legal advice or otherwise acknowledge that a member of the Pre-Clearance Group does not possess Material Nonpublic Information.  Insiders must ultimately make their own judgments regarding, and are personally responsible for determining, whether they are in possession of Material Nonpublic Information.

E.Post-Termination Transactions

If an insider is aware of Material Nonpublic Information when at the time that such insider’s employment or service relationship terminates, the insider may not trade transact in the securities of the Partnership or another company as provided for in this Policy until that information has become public or is no longer material.

IV.POTENTIAL CRIMINAL AND CIVIL LIABILITY AND/OR

DISCIPLINARY ACTION

Civil and criminal penalties and disciplinary action by the Partnership, which may include termination or other appropriate action, may result from transacting on Material Nonpublic Information regarding the Partnership or certain other companies.

V.PARTNERSHIP TRANSACTIONS

Neither the Partnership nor the General Partner will engage in transactions in the Partnership’s equity securities while aware of Material Nonpublic Information relating to the Partnership or its securities, except for:

●	transactions with plan participants (or their permitted assignees) pursuant to an equity-based compensation plan of the General Partner;
●	transactions with holders of outstanding options, warrants, rights, convertible securities or other derivative securities that are issued by the Partnership and that result from the holder’s exercise, conversion or other election pursuant to the terms of the security or result from the Partnership’s exercise, notice of redemption or conversion, or other election made pursuant to the terms of the security;
●	transactions made pursuant to written plans for transacting in the Partnership’s securities that, at the time adopted, conform to all of the requirements of Rule 10b5-1 of the Securities Exchange Act of 1934 as then in effect;
●	transactions with counterparties who are at the time also aware of the Material Nonpublic Information or who acknowledge, agree or represent that they are aware that the Partnership and/or the General Partner may possess Material Nonpublic Information but are not relying on the disclosure or omission to disclose to them of any such information; or
●	any other transaction expressly authorized by the Board or any committee thereof, or by senior management in consultation with the Insider Trading Compliance Officer.

*****

This document states a policy of Global Partners LP and is not intended to be regarded as the rendering of legal advice.